UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Amendment No. 1
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
I-FLOW CORPORATION
(Name of Subject Company (Issuer))
BOXER ACQUISITION, INC.
(Offeror)
A wholly Owned Subsidiary of
KIMBERLY-CLARK CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
449520303
(Cusip Number of Class of Securities)
John Wesley
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100
(972) 281-1200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Imad I. Qasim Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7094	Matthew G. McQueen Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7036
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$325,493,355	$18,162.53

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is based on the offer to purchase up to 25,730,700 shares of common stock, par value $0.001 per share, of I-Flow Corporation (the “Company”) at an offer price of $12.65 per share. Such shares consist of (i) 24,463,356 shares of common stock of the Company outstanding as of October 18, 2009 (including 248,052 shares of unvested restricted stock), (ii) 558,414 shares of common stock of the Company potentially issuable upon the exercise of outstanding in-the- money stock options as of October 18, 2009 and (iii) 708,930 shares of common stock of the Company subject to issuance pursuant to outstanding restricted stock units as of October 18, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,162.53	Filing Party: Kimberly-Clark Corporation and Boxer Acquisition, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 20, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Boxer Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 20, 2009 (the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock of I-Flow Corporation, a Delaware corporation (the “Company”), par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
          Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO.
Item 11. Additional Information.
          Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
          “On October 20, 2009, David Lash and Dale Hartig, on behalf of themselves and the public stockholders of the Company, filed a purported class action complaint in the Superior Court of the State of California, Orange County, captioned David Lash and Dale Hartig v. Donald Earhart, et. al. (Case No. 30-2009 00312968). The lawsuit names the Company, each of the Company’s directors, Parent and the Purchaser as defendants. The lawsuit alleges, among other things, that the Company’s directors breached their fiduciary duties by failing to maximize shareholder value. In addition, the lawsuit alleges that the Company and Parent aided and abetted such alleged breaches of fiduciary duties by the Company’s directors. Based on these allegations, the lawsuit seeks, among other relief, injunctive relief enjoining the Offer and the Merger. It also purports to seek recovery of the costs of the action, including reasonable attorney’s fees.”

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2009	BOXER ACQUISITION, INC.
	By:	/s/ Mark A. Buthman
		Name:	Mark A. Buthman
		Title:	Executive Vice President

Date: October 26, 2009	KIMBERLY-CLARK CORPORATION
	By:	/s/ John W. Wesley
		Name:	John W. Wesley
		Title:	Vice President and Secretary

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